

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Hing C. Wong, Ph.D.
Chief Executive Officer
HCW Biologics Inc.
2929 N. Commerce Parkway
Miramar, FL 33025

      Re: HCW Biologics Inc.
             Form S-1
             Exhibit Nos. 10.10 and 10.12
             Filed May 26, 2021
             File No. 333-256510

Dear Dr. Wong:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                Sincerely,

                Division of Corporation Finance